Via Facsimile and U.S. Mail
Mail Stop 6010

September 23, 2008

Mark J. Rosenblum
Chief Financial Officer and Secretary
HemoBioTech, Inc.
5001 Spring Valley Rd, Suite 1040 - West
Dallas, Texas 75244

Re: HemoBioTech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File Number: 000-51334

Dear Mr. Rosenblum:

We have completed our review of your above Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief